Jeffrey N. Carp Executive Vice President and Chief Legal Officer

One Lincoln Street Boston, MA 02111

Telephone:	617-664-5176
Facsimile:	617-664-8209
jcarp@statestreet.com

February 1, 2008

Via EDGAR (Correspondence)

Christian N. Windsor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             State Street Corporation

Definitive 14A

Filed March 19, 2007

File No. 01-07511

Dear Mr. Windsor:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street”, the “Company” or “we”), to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in the Staff’s letter of January 14, 2008 (the “Comment Letter”) regarding the above-referenced definitive proxy statement (the “2007 Proxy Statement”).  The Comment Letter relates to State Street’s response dated October 19, 2007 (the “Initial Response”) to the Staff’s letter of August 21, 2007 regarding the 2007 Proxy Statement.

For reference purposes, the text of each of the Staff’s numbered comments in the Comment Letter has been provided herein in bold-faced type. Our responses follow each of the comments.  Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Initial Response.

Compensation Discussion and Analysis, page 21

1.              In your response to prior comment 4, you indicate that the individual performance requirements for the CEO are determined by the Committee, in consultation with the CEO, and the CEO and the other named executives determine those executive’s performance requirements as an outgrowth of the CEO’s requirements.  Please confirm you will disclose in future filings the individual performance measurements for each named executive officer, how each named executive officer performed as compared to such measurements and how such performance affected each named executive officer’s actual compensation.

In making the compensation decisions and recommendations described in the 2007 Proxy Statement, the Committee and the CEO, as applicable, undertook a subjective analysis of many factors, including measurements of corporate financial and individual performance.  These decisions and recommendations were not dictated by a specific formula, and the achievement of any particular goal or target, financial or individual, did not automatically result in any particular level of compensation.  Below, in our response to the Staff’s comment 2, we provide additional information with respect to the corporate financial performance measures used in making compensation decisions.  These measures, overall, were applicable to all Named Executive Officers and were the predominant factors in making compensation decisions.  In addition to these corporate financial performance measures, the Committee and the CEO included in the compensation analysis as a secondary factor an evaluation of the relevant officer’s individual performance.  This evaluation consisted of a subjective assessment of the officer’s overall performance relative to numerous goals established for that officer in four key areas, as well as other less formal indications and evaluations of the officer’s performance.  Because of the many individual performance factors, both formal and informal, included in the determination of executive compensation, the secondary nature of these individual performance factors (compared to corporate financial performance measures) in making executive compensation determinations and the subjective nature of any one person’s overall assessment of the officer’s performance relative to these factors within an overall subjective determination of executive compensation, we do not believe that any of the individual performance factors were material to the determination of executive compensation for any Named Executive Officer or that disclosure is material to an investor’s understanding of our compensation programs.

In future filings, as applicable, we will clarify or supplement our disclosure consistent with the above, and to the extent any individual performance factor is material to the Committee’s compensation determinations, we will disclose it (unless doing so would cause competitive harm).

2.              In your response to prior comment 5, you point to your disclosure of the threshold and budgeted NIBTIC targets on page 23, and the operating basis earnings per share and ROE target performance on page 24.  Although your disclosure indicates that these targets are important in understanding your incentive program, other disclosure indicates that the Committee and the incentive programs consider other targets.  For example, you indicate that in addition to the threshold and budgeted NIBTIC targets, you also have “stretch” and maximum targets.  Also, in your discussion of Mr. Logue’s compensation, you make numerous references to budgeted “ranges” for other corporate performance metrics.  Please confirm you will disclose in future filings all targeted amounts used to determine compensation under the plans, including ROE, NIBTIC targets and any other material performance targets.  Also, to the extent that the budgeted amounts discussed in your discussion of the determination of Mr. Logue’s compensation were material to the Committee’s determination of the award amounts, please discuss how the Committee uses these budgeted numbers.

We supplementally inform the Staff that the material performance measures used to determine the compensation of our Named Executive Officers under our annual and medium- and long-term incentive compensation programs described in the 2007 Proxy Statement fall into the following two categories:  (1) measures disclosed and quantified in the 2007 Proxy Statement; and (2) measures disclosed in the 2007 Proxy Statement and that we expect to quantify in future filings.  A description of each category follows:

1.              Measures Disclosed and Quantified in the 2007 Proxy Statement

As noted in the Staff’s comment and as described in our response to prior comment 5, these measures consisted of the NIBTIC and operating basis earnings per share and ROE targets, thresholds and amounts disclosed on pages 23 and 24 of the 2007 Proxy Statement, the 2006 performance measures described on page 26 and, with respect to Mr. Hunt, the stated payouts based upon SSgA’s compounded annual growth rate described on page 27.  We expect to continue to disclose these measures, as applicable, in future filings.

2.              Measures Disclosed in the 2007 Proxy Statement and that We Expect to Quantify in Future Filings

In the 2007 Proxy Statement, on pages 23 and 26, we disclose several financial performance measures used to determine executive compensation.  These include three categories of financial measures with respect to which we generally annually announce financial goals:  growth in revenue, growth in operating-basis earnings per share and operating-basis return on equity.  The 2007 Proxy Statement does not include specific quantified disclosure of these goals.  However, we expect, as applicable, to disclose these and any other similar quantified corporate financial goals in future filings, along with actual performance against such goals.  As noted in our response to the Staff’s comment 1 above, achievement of any specific corporate financial goal did not automatically result in any particular form or level of compensation.   But, the company’s performance relative to these goals was considered as part of the subjective determination of executive compensation.

On pages 23 and 26 of the 2007 Proxy Statement, we also identify several other corporate financial performance measures used to determine executive compensation.  These include:  operating net income, growth in operating net income, earnings per share and total shareholder return.  These measures did not have specific targets or goals expressed for them.  However, these measures, like those with goals, were used in the subjective determinations of executive compensation described above.  In future filings, we expect to quantify the relevant year’s actual performance for the financial measures identified as contributing to the evaluation of executive compensation, regardless of whether or not goals had been established with respect to such financial measures.

There are no material stretch, maximum or budgeted targets or ranges other than those identified above.  In future filings, as applicable, we will clarify or supplement our disclosure consistent with the above.

Please call the undersigned at 617-664-5176 or David C. Phelan, Executive Vice President and General Counsel, at 617-664-1783 or Jeremy Kream, Senior Vice President and Senior Managing Counsel, at 617-664-7206, if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ Jeffrey N. Carp

Jeffrey N. Carp
Executive Vice President,
Chief Legal Officer and Secretary

cc:	Mr. Ronald E. Logue
David C. Phelan, Esq.
Jeremy Kream, Esq.